Exhibit 99.2	News Release

HARVEST ENERGY ANNOUNCES FOURTH QUARTER AND FULL YEAR 2008 RESULTS AND DISTRIBUTION DECLARATION

Calgary, Alberta – March 2, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its fourth quarter and year ended December 31, 2008 financial and operating results. The audited financial statements, notes and MD&A pertaining to the year ended December 31, 2008 are filed on SEDAR at www.sedar.com and are available on Harvest's website at www.harvestenergy.ca on the 'Financial Information – Financial Reports' page. All figures reported herein are Canadian dollars unless otherwise stated.

2008 Highlights:

  Cash from operating activities of $655.9 million, relatively unchanged from $641.3 million in the prior year, as a $321.6 million improvement in upstream operations was substantially offset by a $174.5 million increase in the cash settlements on price risk management contracts, an $81.4 million drop in contribution from downstream operations and a $19.1 million realized loss on currency exchange transactions as compared to a gain of $53.6 million in the prior year.

  Upstream operations contributed $945.9 million of cash reflecting average daily production of 55,932 boe with strong commodity prices more than offsetting a strengthening Canadian dollar, lower production and higher operating costs.

  Upstream production was bolstered with net acquisitions of approximately 2,650 boe/d of producing assets in the Third Quarter for cash consideration of approximately $167.6 million, representing a cost per flowing barrel of approximately $63,000.

  Capital spending of $271.3 million, including undeveloped land acquisitions, in our upstream business plus $128.8 million of net acquisitions resulted in strong production and reserve replacement performance through the year with our Proved reserve additions replacing approximately 100% of our 2008 production. Including capital spent on long-term projects, which will provide benefit in future years, our proved F&D costs before future development capital was $16.43/boe or $25.97 including future development capital.

  Downstream operations contributed $83.6 million of cash reflecting solid operating performance offset by generally lower industry refining margins.

  Capital expenditures in our downstream operations totaled $56.2 million, including $30.1 million for our visbreaker expansion project which was commissioned in November and which is expected to upgrade approximately 1,500 bbls/d of high sulphur fuel oil ("HSFO") to distillate product.

  Declared distributions totaling $551.3 million ($3.60 per Trust Unit) reflects an 84% payout ratio based on cash from operating activities and 81% payout ratio if asset retirement expenditures and non-cash working capital are excluded from the cash flow.

Fourth Quarter Highlights:

  Cash Flows in the fourth quarter of $183.7 million ($1.18 per trust unit) were 109% higher than the $88.0 million ($0.60 per trust unit) for the fourth quarter 2007. Before changes in working capital, our fourth quarter cash flow was approximately equal to the same quarter last year with increases in downstream cash flow offsetting reductions from the upstream business. Upstream production averaged 55,177 boe/d during the quarter, 6% lower than 58,416 boe/d recorded in the same period in 2007;

  Capital spending in the fourth quarter increased to $83.0 million, from $30.7 million in the same quarter last year due to increased drilling activity. Harvest drilled 82 wells (48.0 net) in the fourth quarter with a 100% success ratio compared to 21 wells (10.0 net) in the fourth quarter 2007;

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  In the fourth quarter 2008 refinery throughput averaged 102,500 bbl/d, compared to 61,717 bbl/d in the fourth quarter 2007, which reflected the impact of a plant turnaround. Refining margins after the impact of inventory revaluation decreased to US$3.93/bbl. Refining margins were considerably stronger than the fourth quarter 2007 before the inventory revaluations; and

  Declared distributions of $140.6 million ($0.90 per Trust Unit) representing 77% of cash from operating activities.

Sustainable Growth Strategy:

  The significant reduction in crude oil and natural gas commodity prices over the past half year has necessitated a conservation of cash to ensure the attractive capital investment projects in the existing asset base are pursued appropriately. Distributions have been reduced to $0.05 per unit per month, which ensures attractive investment opportunities can be funded along with reducing debt in the challenging credit market situation that we are now facing.

  We have also elected to defer capital spending on some projects given current commodity prices. Upstream capital spending will now be $170 million for 2009 delivering expected production of 50,000 boe/d. Downstream capital spending will be $50 million for 2009 with a focus on turnaround activities at the hydrocracker, while maintaining efforts on highly attractive small scale growth opportunities at the refinery.

  In early 2009, an extremely strong contribution of cash flow from our downstream operations has partially mitigated the reduction in cash flow from the upstream segment. Strong margins for distillate products and fuel oil along with improving margins for gasoline and a reduced Canadian dollar have made January the strongest financial month since we entered the downstream business and February is expected to be strong as well. The diversity of cashflow and the strength of the downstream business will assist Harvest in this period of lower commodity prices affecting the upstream business.

Financial & Operating Highlights

The table below provides a summary of Harvest's financial and operating results for the twelve month periods ended December 31, 2008 and 2007.

	Three Months Ended		Twelve Months Ended
FINANCIAL			Dec. 31,		2007 to 2008
($000s except where noted)	Dec. 31, 2008	Dec 31, 2007	2008	Dec 31, 2007	% Change
Revenue, net(1)	$892,739	$879,124	$5,489,364	4,069,600	35%

Cash From Operating Activities	183,740	87,998	655,887	641,313	2%
Per trust unit, basic	$1.18	$0.60	$4.29	$4.63	(7%)
Per trust unit, diluted	$1.10	$0.60	$4.05	$4.30	(6%)

Net income (loss)(2)	78,640	(113,585)	212,019	(25,676)	926%
Per trust unit, basic	$0.50	(0.77)	$1.39	$(0.19)	832%
Per trust unit, diluted	$0.50	(0.77)	$1.39	$(0.19)	832%

Distributions declared	140,646	144,681	551,325	610,280	(10%)
Distributions declared, per trust unit	0.90	0.98	$3.60	$4.40	(18%)
Distributions declared as a
percentage of Cash From
Operating Activities	77%	164%	84%	95%	(11%)

Bank debt			1,226,228	1,279,501	(4%)
7 7/8% Senior Notes			298,210	241,148	24%
Convertible debentures(3)			827,759	651,768	27%
Total long-term financial liabilities(3)			2,352,197	2,172,417	8%

Total assets			5,745,407	5,451,683	5%

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	Three Months Ended		Twelve Months Ended
					2007 to 2008
Dec. 31, 2008		Dec 31, 2007	Dec. 31, 2008	Dec 31, 2007	% Change

PETROLEUM & NATURAL GAS OPERATIONS

Production
Light to medium oil (bbl/d)	25,088	26,640	25,093	27,165	(8%)
Heavy oil (bbl/d)	11,306	13,354	12,162	14,469	(16%)
Natural gas liquids (bbl/d)	2,770	2,595	2,624	2,412	9%
Natural gas (mcf/d)	96,079	94,961	96,315	97,744	(1%)
Total daily sales volumes (boe/d)(4)	55,177	58,416	55,932	60,336	(7%)

Cash capital expenditures	82,975	30,643	271,312	300,674	(10%)

Operating Netback ($/boe)(5)
Revenue	46.99	$57.32	$75.39	$53.78	40%
Royalties	(7.08)	(9.94)	(12.14)	(9.69)	25%
As a percent of revenue	15.1%	17.3%	16.1%	18.0%	(2%)
Operating Expense	(16.19)	(14.16)	(14.70)	(13.66)	8%
Transportation & Marketing Expense	(0.64)	(0.44)	(0.66)	(0.54)	22%
Operating Netback	$23.08	$32.78	$47.89	$29.89	60%

DOWNSTREAM OPERATIONS

Average daily throughput (bbl/d)	102,500	61,717	103,497	98,617	5%
Average Refining Margin (US$/bbl)	$3.93	$6.00	$7.16	$10.05	(29%)

Cash capital expenditures	24,317	16,889	56,162	44,111	27%

(1)

Revenues are net of royalties.

(2)

Net Income (Loss) includes a future income tax expense of $108.6 million (2007 - $65.8 million) and an unrealized net gain from risk management activities of $185.9 million (2007 - net losses of $147.8 million) for the year ended December 31, 2008. Please see Notes 18 and 20 to the Consolidated Financial Statements for further information.

(3)

Includes current portion of Convertible Debentures.

(4)

A boe conversion ratio of six thousand cubic feet per barrel (6mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)

This is a non-GAAP measure, please refer to "Non-GAAP Measure" in this MD&A.

Message to Unitholders

The strength of our asset base, the skill of our employees and the flexibility of our business plan allowed Harvest Energy to achieve measured success in 2008 despite disparate market conditions.

Last year's rollercoaster of economic environments was like nothing the energy industry has ever seen. In the first half of 2008, record high crude oil and natural gas prices resulted in large cashflow increases from our exploration and production (upstream) business. That same economic environment challenged our refining and marketing (downstream) business, as prices for refined products such as distillates, gasolines and heavy fuel oil did not rise as rapidly as crude oil.

In the second half of the year, we saw a significant and rapid reduction in commodity prices. Fortunately for Harvest, a reduction in the value of the Canadian dollar and an expansion in margins in the downstream business offset some of the reduction in cashflow from the upstream business. We also saw global financial markets come under stress and we recognize the importance of adapting to this new operating environment in 2009 and beyond.

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Ultimately, our assets and employees will be key to our success as the markets change and provide new challenges and opportunities. Throughout 2008 and into 2009, we remain focused on value creation within our asset base and the pursuit of our Sustainable Growth strategy.

One of our greatest strengths is the quality of our assets. We focus on assets that have good cashflow characteristics and the opportunity for enhancement through improved operational practices and cost-effective but sophisticated development. We are fortunate to have an asset base that contains valuable upside both in our upstream and downstream businesses. We demonstrated that upside with our successful operational activities in 2008.

Despite volatile economic conditions, it is our commitment to capture the value of our assets through a disciplined approach that will ensure our continued success. Since Harvest was formed in 2002, our goal has remained the same: to provide attractive returns to our investors through cost-effective management of low-risk energy investments. By capitalizing on our technical expertise, Harvest is able to provide optimized cashflow with controlled costs in the short-term and focus on developing the unrealized value in our assets over the medium and longer-term. We have a dedicated team that carries this philosophy into the operation of our assets.

Reserves

At December 31, 2008, Harvest's proved plus probable reserves were 219.9 mmboe, essentially flat from the 220.9 mmboe at December 31, 2007. We have fully replaced our production on a Proved basis and replaced 95% of production on a P+P basis. Based on average 2008 production Harvest has maintained a reserve life of 10.8 years.

	As at December 31, 2008		As at December 31, 2007
RESERVES (mmBOE)(1)	Gross	Net	Gross	Net
Proved reserves	154.3	102.5	154.5	134.7
Probable reserves	65.7	54.7	66.5	57.6
Total proved plus probable (P+P) reserves	219.9	187.2	220.9	192.3

(1)  A summary of Harvest's 2008 reserves is included in a separate press release issued March 2, 2008.
(2)  Columns may not add due to rounding.

Upstream Segment

The operational performance of Harvest's upstream business in 2008 was exemplary in a number of areas. Our performance is highlighted by our gas exploration and development success in west central Alberta, ongoing technology-driven horizontal well development in southeastern Saskatchewan and the successful implementation of enhanced recovery in world class oil pools at the Hay River oilfield in northeastern British Columbia.

Although natural gas production accounts for only 30% of our overall upstream business, this component has provided us with some of our greatest successes finding and developing new accumulations of hydrocarbons. Through a series of land acquisitions over the past few years, we have built an impressive portfolio of development opportunities in west central Alberta. We realized the value of this portfolio in early 2008 when we tied in some our drilling successes. Chedderville 3-13 has now been producing approximately 3.5 million standard cubic feet of natural gas per day plus 130 barrels per day (bbl/d) of natural gas liquids since early 2008. We followed up with three additional successful wells that were tied in late in 2008 and early 2009. While it is just four wells, their high productivity combined with development opportunities indicates a bright future for this sort of activity in the months and years ahead. It also illustrates our ability to open up new growth areas in our portfolio.

In southeastern Saskatchewan, we continued with our development activity in 2008. Over the year we drilled 43 new horizontal wells in this region, increasing our total in southeastern Saskatchewan to just over 150 horizontal wells since October 2003. Our approach in this area has been to utilize best-in-class horizontal drilling and development techniques to open up deposits of high quality light oil. We've managed to maintain production levels while only reinvesting a fraction of our cashflow from the region. While others have followed us to this area, we have led the way with our ongoing development.

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In Hay River in early 2008, we increased the water injection into our large 200 million barrel oilfield by about 20%. The impact of this increased water injection and well optimization increased production from 3,000 bbl/d in December 2007 to 4,000 bbl/d in April 2008 to 5,200 bbl/d in November 2008. This level of production was approximately 1,600 bbl/d better than we were expecting. This is an impressive accomplishment given that it was achieved without any new oil well drilling. This indicates the opportunity for enhanced recovery in our oilfields. We followed up the waterflood enhancement at Hay River with a similar project at the Lark field in Suffield in mid 2008 and at Bellshill Lake in late 2008. We also advanced a polymer enhancement to our successful waterflood at Wainwright through 2008. We are excited by the potential of these fields and expect to continue implementing enhanced recovery. These projects make great economic sense even in times of lower oil prices because they can be implemented with relatively low capital costs.

While those were only a few of the highlights of our upstream program, they demonstrate the type of opportunity inherent in our asset base and the technologically advanced capability of our organization to enhance the performance of our asset. Our focus remains on our upstream oil and gas assets and our Sustainable Growth strategy where we continuously strive to enhance recovery of our reserves in order to maximize the value of our assets.

We remain well positioned for continued success. In the short term, we see ongoing attractive development opportunity even at lower than expected commodity prices of our horizontal drilling at Hay River and southeastern Saskatchewan as well as our liquids-rich natural gas opportunities in west central Alberta. We have a number of major oil pools where we see enhanced recovery through waterflooding, polymer flooding or intensive techniques such as carbon dioxide flooding and sequestration. We are also well positioned with coal bed methane, heavy oil and oil sands opportunities. We expect these unconventional assets to come to fruition over time as technology advances and commodity prices recover.

Downstream segment

The second component of our asset base is our downstream refining and marketing segment in Newfoundland and Labrador. The downstream business provides vertical integration for our crude oil upstream business and a natural hedge for our crude quality discounts. It also provides extremely long-life assets and diversification of our cashflow that enhances our long-term sustainability.

In the downstream business, we are exposed to the margins between the price of the refined products we sell and the price of feedstocks we purchase and process. In 2008, refining margins in the first half of the year were compressed as refiners were unable to increase finished product prices at the same pace as the unprecedented increase in feed stock prices. In the second half of 2008, we saw the benefit of our hydrocracking refinery configuration, which produces a high proportion of distillate products. Most refineries in North America are configured to produce predominantly gasoline. In the later part of 2008, the soft economic conditions in North America led to a decrease in gasoline consumption and dramatically weaker margins for this product. The demand and margins for distillate products, such as diesel and jet fuel, were not as affected, so our heavier weighting of production to these products allowed us to capture stronger margins.

Operationally, the refinery's performance throughout the year was outstanding as improved equipment reliabilities and the absence of a turnaround in 2008 resulted in improved utilization of all major processing units compared to 2007. We strategically processed a different feedstock mix, varied unit operating rates and optimized operating parameters to reduce the production of gasoline and high sulfur fuel oil products and to increase distillate product production from 2007. This helped offset the impact of changing market conditions. In 2008, we also reduced fixed operating expenses to below 2007 levels.

We made a number of operational decisions in 2008 that contributed to improved performance from the refinery business. We shifted our heavy fuel oil sales to a major distributor; eliminating a middleman and enhancing our margins for this product, and we maximized our production of distillate products through feedstock selection and operational practices. We also exploited the refinery's far Northeastern location by directing a high proportion of our distillate sales to the stronger European markets. In November 2008 we successfully completed our visbreaker expansion and enhancement project on time and within budget. The visbreaker is a processing unit that effectively reduces the necessity to blend higher valued distillate products into low valued high sulfur fuel oil products, so we now have a refinery that can produce approximately 1,500 bbl/d less heavy fuel oil and correspondingly more distillates in the future.

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During 2008, we made considerable progress toward capturing the great untapped growth potential inherent in the North Atlantic refinery. The first part of this effort was to expand the capacity and enhance the yield of the visbreaker unit. We also finalized plans to increase the capacity of our hydrocracker in 2009 during a planned spring shutdown of this unit for catalyst replacement. Further, we completed a detailed third-party engineering study of the technical and economic feasibility of capturing on a larger scale and more broadly the profit improvement potential in the refinery. From this effort, we have identified a suite of projects geared toward the integrated expansion and enhancement of several existing process units, the plant-wide improvement of our energy efficiency, and the increased flexibility to process a more varied slate of feedstocks. This estimated three year, $300 million suite of projects has compelling economics, as it involves both low cost and simple debottlenecking of existing process units to capture additional capacities, enhanced yields and reduced expenses.

The 2008 engineering study also identified a larger-scale project to expand and reconfigure the refinery for significant margin improvement. This project has been deferred given the current economic conditions, the reliable operating performance of the existing configuration and its high quality product slate.

As 2009 starts, we have experienced very strong financial performance in our downstream business, which has partially offset the reduced contribution from the upstream business due to lower crude oil and natural gas prices.

Health, Safety & Environment

Harvest is a recognized leader in business and operations activities. We have consistently maintained a disciplined approach in health, safety and environmental issues and remain committed to operating in a socially responsible manner. Protecting our people, our partners, our stakeholders and the environment are key elements of our business. We are active throughout the organization and we never forget that safe and environmentally friendly business practices are critical to our social license to operate.

In our upstream segment, we are a participant in the Canadian Association of Petroleum Producers' Stewardship program. We are one of few companies that have shown the commitment for many years to report at the highest reporting level. In the downstream segment, we have set new internal safety records for time worked without lost time accidents, achieved industry leading recordable injury frequency rates and have been recognized for this and other achievements by regulatory authorities.

Harvest continues efforts to reduce greenhouse gas and other emissions in all parts of our business. Our business units conduct emergency response training on a regular basis in all of our operating fields to ensure a high level of response capability when placed in challenging situations. We also perform safety and environmental audits of our operating facilities. We work diligently to manage our liabilities through the controlled abandonment and reclamation of facilities, wells and leases. Harvest has consistently supported the communities we operate in by sponsoring and donating to local initiatives.

In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen and conducting our affairs in an environmentally and socially responsible manner.

Outlook

Without a doubt, 2009 will not be without its challenges. An uncertain direction for commodity prices will make for tough decision-making in the year ahead. We've been afforded some relief by the reduction in the Canadian dollar, substantial hedges that protect our cashflow in the upstream business through the first half of 2009, and the diversification of our cashflow streams between the upstream and downstream. This provides increased stability and sustainability. At all times, we need to be mindful of the opportunities inherent in our assets. Considering the state of credit markets, we need to continue to advance those opportunities in a prudent fashion in 2010 and 2011.

We are fortunate to have high quality assets with tremendous upside potential. Although the economic environment could be better, we are extremely well positioned. We will maintain our operational principles and fundamental strategies in our upstream and downstream businesses while maintaining the flexibility to evolve during times of volatile commodity markets.

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Distribution Declaration

Harvest's Board of Directors have approved a distribution of $0.05 per unit per month effective with the March 23, 2009 record date to be paid April 15, 2009. This lower distribution reflects the extraordinary changes that have occurred in the upstream cash flow given the reduction in oil and natural gas prices. We have also decided to declare only one month to provide flexibility for changes as commodity prices change.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
March 23, 2009	March 19, 2009	April 15, 2009	$0.05

The Cdn$0.05 per unit is equivalent to approximately US$0.04 per unit if converted using a Canadian/U.S. dollar exchange rate of 0.7735. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our 2008 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 3rd, 2009. Callers may dial 1-866-223-7781 (international callers or Toronto local dial 416-641-6136) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3278670.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. In 2008, our upstream oil and gas production was weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Advisory

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca